August 20, 2019

Christopher Cashion
Chief Financial Officer
Superior Drilling Products, Inc.
1583 South 1700 East
Vernal, Utah 84078

       Re: Superior Drilling Products, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 23, 2018
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 13, 2019
           File No. 001-36453

Dear Mr. Cashion:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
Resources
cc:    Kevin Poli